UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Westwood One, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

961815107

(CUSIP Number)

Sumner M. Redstone

National Amusements, Inc.

200 Elm Street

Dedham, Massachusetts 02026

Telephone: (781) 461-1600

with a copy to:

Louis J. Briskman, Esq.

CBS Corporation

51 West 52nd Street

New York, New York 10019

Telephone: (212) 975-4321

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 11, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 961815107	Page 2 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO NETWORK INC. I.R.S. Identification No. 52-1859471
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 961815107	Page 3 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO MEDIA CORPORATION I.R.S. Identification No. 13-2766282
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 16,000,000
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 16,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 961815107	Page 4 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS RADIO INC. I.R.S. Identification No. 13-4142467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days

SCHEDULE 13D

CUSIP No. 961815107	Page 5 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS BROADCASTING INC. I.R.S. Identification No. 13-0590730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

SCHEDULE 13D

CUSIP No. 961815107	Page 6 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WESTINGHOUSE CBS HOLDING COMPANY, INC. I.R.S. Identification No. 25-1776511
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

SCHEDULE 13D

CUSIP No. 961815107	Page 7 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CBS CORPORATION I.R.S. Identification No. 04-2949533
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

SCHEDULE 13D

CUSIP No. 961815107	Page 8 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NAIRI, INC. I.R.S. Identification No. 04-3446887
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

SCHEDULE 13D

CUSIP No. 961815107	Page 9 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NATIONAL AMUSEMENTS, INC. I.R.S. Identification No. 04-2261332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

SCHEDULE 13D

CUSIP No. 961815107	Page 10 of 36 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SUMNER M. REDSTONE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8	SHARED VOTING POWER 18,000,000*
9	SOLE DISPOSITIVE POWER
10	SHARED DISPOSITIVE POWER 18,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 2,000,000 shares underlying warrants that may become exercisable in the next 60 days.

Item 1.	Security and Issuer

This Amendment No. 6 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2000, as amended (the “Schedule 13D”), with respect to the Common Stock, par value $.01 per share (the “Common Shares”), of Westwood One, Inc., a Delaware corporation (“Westwood” or the “Issuer”), with its principal executive office located at 40 West 57th Street, New York, New York 10019. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background

Item 2 is amended and restated in its entirety as follows:

“This Statement is filed by CBS Radio Network Inc. (“CRNI”), CBS Radio Media Corporation (“CRMC”), CBS Radio Inc. (“CBS Radio”), CBS Broadcasting Inc. (“CBSBI”), Westinghouse CBS Holding Company, Inc. (W/CBS HCI”), CBS Corporation (“CBS”), NAIRI, Inc. (“NAIRI”), National Amusements, Inc. (“NAI”) and Mr. Sumner M. Redstone (“Mr. Redstone”) (collectively, the “Reporting Persons”).

CRNI, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRNI’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRNI is owned by CRMC.

CRMC, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CRMC’s principal business is radio broadcasting. 100% of the issued and outstanding stock of CRMC is owned by CBS Radio.

CBS Radio, a Delaware corporation, has its principal executive office at 1515 Broadway, New York, New York 10036. CBS Radio’s principal business is radio broadcasting. 100% of the outstanding stock of CBS Radio is owned by CBSBI.

CBSBI, a New York corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. CBSBI’s principal businesses are the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

W/CBS HCI, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI’s principal business is television broadcasting. 100% of the issued and outstanding stock of W/CBS HCI is owned by CBS.

CBS, a Delaware corporation, has its principal executive office at 51 West 52nd Street, New York, New York 10019, and is a worldwide entertainment company. At March 30, 2007, approximately 76% of CBS's Class A Common Stock, par value $.001 per share, and approximately 12% (on a combined basis) of CBS's Class A Common Stock and non-voting Class B Common Stock, par value $.001 per share, were owned by NAIRI.

NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main assets include its shares of CBS Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI’s principal businesses are owning and operating movie theaters in the United States, United Kingdom, Russia and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone’s principal occupation is Executive Chairman of the Board of CBS, Chairman of the Board and Chief Executive Officer of NAI and Chairman and President of NAIRI.

The executive officers and directors of CRNI, CRMC, CBS Radio, CBSBI, W/CBS HCI, CBS, NAIRI and NAI, as of April 16, 2007, are set forth on Schedules I through VIII attached hereto, containing the following information with respect to each such person:

(a)	Name;
(b)	Residence or business address; and
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

During the last five years, none of the Reporting Persons or any person named in any of Schedules I through VIII attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each person identified on Schedules I through VIII attached hereto is a citizen of the United States.”

Item 4.	Purpose of Transaction

Item 4 is amended as follows:

“On April 12, 2007, CBS Radio and the Strategic Review Committee of the Board of Directors of the Issuer, on behalf of the Issuer, entered into a non-binding letter of intent (the “LOI”) for the termination, or modification and extension, of certain terms under existing management agreement, representation agreement and other related programming agreements and arrangements between CBS Radio and the Issuer, which agreements are scheduled to expire on March 31, 2009. Consummation of the transactions contemplated by the LOI will be subject to the negotiation and execution of definitive documentation with terms satisfactory to CBS Radio and the Issuer, corporate approvals by the Issuer and CBS Radio and approval by the affirmative vote of the Issuer’s stockholders representing a majority of the Common Shares and Class B Stock, which are not owned by CBS Radio or its affiliates, voting together as a single class.

The LOI provides for, among other things, the following terms, which will only become effective and are conditioned upon consummation of the transactions pursuant to definitive documentation and the described approvals:

•

Management: The existing management agreement between CBS Radio and the Issuer will terminate. The Issuer will manage its business directly and separate from CBS Radio and employ all of its own officers. CBS Radio will not have representatives on the board of directors of the Issuer.

•

Securities of Issuer: The Issuer will retire all warrants held by CBS Radio with respect to the issuance of Common Shares. CBS will agree to a standstill with respect to the sale of the Common Shares owned by the Reporting Persons, which standstill will terminate on the earlier of (i) six months following the effectiveness of definitive documentation and (ii) December 31, 2007. The existing registration rights agreement between CBS Radio and the Issuer will terminate, and CBS will receive registration rights with respect to the Common Shares owned by the Reporting Persons, effective following the standstill.

The LOI does not set forth all of the matters upon which agreement must be reached in order to finalize definitive documentation. There is no guarantee that the definitive documentation contemplated by the LOI will be entered into by the Issuer and CBS Radio, any definitive documentation as finally executed will reflect the terms summarized in this Item 4 or the approvals required for the execution of definitive documentation will be obtained.

The Reporting Persons have no current plan or proposal that relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D, other than as set forth in this Item 4; however, the Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them, subject to any limitations set forth in applicable agreements.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended as follows:

“The information set forth under Item 4 of this Amendment is incorporated by reference into Item 6. Except as described in Item 4 of the Schedule 13D, none of the Reporting Persons have entered into or amended any existing agreement with respect to the Common Shares or other securities of the Issuer since the prior statements on and amendments to Schedule 13D filed by certain of the Reporting Persons and any of their predecessors.”

Item 7.	Material to Be Filed as Exhibits

1.

Joint Filing Agreement, dated April 16, 2007, among CBS Radio Network Inc., CBS Radio Media Corporation, CBS Radio Inc., CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., CBS Corporation, NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated: April 16, 2007

CBS RADIO NETWORK INC.

By: /s/ WALTER BERGER
Name: Walter Berger
Title: Executive Vice President and Chief Financial Officer

CBS RADIO MEDIA CORPORATION

By: /s/ WALTER BERGER
Name: Walter Berger
Title: Executive Vice President and Chief Financial Officer

CBS RADIO INC.

By: /s/ WALTER BERGER
Name: Walter Berger
Title: Executive Vice President and Chief Financial Officer

CBS BROADCASTING INC.

By: /s/ ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President and Secretary

WESTINGHOUSE CBS HOLDING COMPANY, INC.

By: /s/ ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President and Secretary

CBS CORPORATION

By: /s/ ANGELINE C. STRAKA
Name: Angeline C. Straka
Title: Senior Vice President, Deputy General Counsel and Secretary

NAIRI, INC.

By: /s/ SUMNER M. REDSTONE
Name: Sumner M. Redstone
Title: Chairman and President

NATIONAL AMUSEMENTS, INC.

By: /s/ SUMNER M. REDSTONE
Name: Sumner M. Redstone
Title: Chairman and Chief Executive Officer

/s/ SUMNER M. REDSTONE
Name: Sumner M. Redstone
Individually

SCHEDULE I

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Network Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE I

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Network Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019

Walter Berger Executive Vice President and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President and Chief Financial officer CBS Radio Inc. 1515 Broadway New York, NY 10036

Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Media Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE II

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Media Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Martin D. Franks Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Walter Berger Executive Vice President and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President and Chief Financial officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Dan Mason President and Chief Executive Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer CBS Radio Inc. 1515 Broadway New York, NY 10036
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE III

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Radio Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Walter Berger Executive Vice President and Chief Financial Officer	CBS Radio Inc. 1515 Broadway New York, NY 10036	Executive Vice President and Chief Financial Officer CBS Radio Inc. 1515 Broadway New York, NY 10036

Martin D. Franks Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019

Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves President	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Harry Isaacs Executive Vice President	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Senior Vice President, Industrial Relations CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019

SCHEDULE IV

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted

Fredric G. Reynolds Executive Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Jonathan H. Anschell Executive Vice President, General Counsel and Assistant Secretary	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Executive Vice President and General Counsel CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019

Sean McManus Executive Vice President	CBS News and Sports 51 West 52nd Street New York, NY 10019	President, CBS News and Sports CBS Corporation 51 West 52nd Street New York, NY 10019

Armando Nunez Executive Vice President	CBS Paramount International Television 5555 Melrose Avenue Los Angeles, CA 90038	President, CBS Paramount International Television CBS Corporation 5555 Melrose Avenue Los Angeles, CA 90038

Bruce C. Taub Executive Vice President and Chief Financial Officer	CBS Television 51 West 52nd Street New York, NY 10019	Executive Vice President Operations, CFO, CBS Television CBS Corporation 51 West 52nd Street New York, NY 10019

Nancy Tellem Executive Vice President	CBS Paramount Network Television Entertainment Group 7800 Beverly Boulevard Los Angeles, CA 90036	President CBS Paramount Network Television Entertainment Group 7800 Beverly Boulevard Los Angeles, CA 90036

Susan C. Gordon Senior Vice President and Controller	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE IV

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Broadcasting Inc.

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V

Name, business address and present principal occupation or

employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Leslie Moonves Chairman	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds President	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE V

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Louis J. Briskman Executive Vice President and Assistant Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Jonathan H. Anschell Executive Vice President, General Counsel and Assistant Secretary	CBS Broadcasting Inc. 7800 Beverly Boulevard Los Angeles, CA 90036	Executive Vice President and General Counsel CBS Broadcasting Inc. 51 West 52nd Street New York, NY 10019

Susan C. Gordon Senior Vice President	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Joseph R. Ianniello Senior Vice President and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone	CBS Corporation 1515 Broadway New York, NY 10036

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

1515 Broadway

New York, NY 10036

David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Joseph A. Califano, Jr.	The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017	Chairman and President The National Center on Addiction and Substance Abuse at Columbia University 633 Third Avenue, 19th Floor New York, NY 10017
William S. Cohen	The Cohen Group 1200 19th Street, N.W. Suite 400 Washington, D.C. 20036	Chairman and Chief Executive Officer The Cohen Group 1200 19th Street, N.W. Suite 400 Washington, D.C. 20036

Gary L. Countryman	Liberty Mutual 175 Berkeley Street Boston, MA 02116	Chairman Emeritus Liberty Mutual 175 Berkeley Street Boston, MA 02116

Charles K. Gifford	Bank of America 100 Federal Street Boston, MA 02110	Chairman Emeritus Bank of America 100 Federal Street Boston, MA 02110

Leonard Goldberg	Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210	President Mandy Films 9201 Wilshire Boulevard, Suite 206 Beverly Hills, CA 90210

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Bruce S. Gordon	c/o CBS Corporation 51 West 52nd Street New York, NY 10019	Former President and Chief Executive Officer of National Association for the Advancement of Colored People c/o CBS Corporation 51 West 52nd Street New York, NY 10019
Linda M. Griego	Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017	President and Chief Executive Officer Griego Enterprises, Inc. 644 South Figueroa Street Los Angeles, CA 90017

Arnold Kopelson	Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067	Co-Chairman & President Kopelson Entertainment 1900 Avenue of the Stars, Suite 500 Los Angeles, CA 90067

Doug Morris	Universal Music Group 1755 Broadway 7th Floor New York, NY 10019	Chairman & CEO 1755 Broadway 7th Floor New York, NY 10019

Leslie Moonves	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Executive Chairman of the Board	CBS Corporation 1515 Broadway New York, NY 10036

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

CBS Corporation

1515 Broadway

New York, NY 10036

Leslie Moonves President and Chief Executive Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	President and Chief Executive Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Anthony G. Ambrosio Executive Vice President, Human Resources and Administration	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Human Resources and Administration CBS Corporation 51 West 52nd Street New York, NY 10019
Louis J. Briskman Executive Vice President and General Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and General Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Martin D. Franks Executive Vice President, Planning, Policy and Government Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Planning, Policy and Government Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Susan C. Gordon Senior Vice President, Controller and Chief Accounting Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Controller and Chief Accounting Officer CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VI

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

CBS Corporation

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Joseph R. Ianniello Senior Vice President, Finance and Treasurer	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Finance and Treasurer CBS Corporation 51 West 52nd Street New York, NY 10019
Richard M. Jones Senior Vice President and General Tax Counsel	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President and General Tax Counsel CBS Corporation 51 West 52nd Street New York, NY 10019
Fredric G. Reynolds Executive Vice President and Chief Financial Officer	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President and Chief Financial Officer CBS Corporation 51 West 52nd Street New York, NY 10019
Gil Schwartz Executive Vice President, Corporate Communications	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Corporate Communications CBS Corporation 51 West 52nd Street New York, NY 10019
Martin M. Shea Executive Vice President, Investor Relations	CBS Corporation 51 West 52nd Street New York, NY 10019	Executive Vice President, Investor Relations CBS Corporation 51 West 52nd Street New York, NY 10019
Angeline C. Straka Senior Vice President, Deputy General Counsel and Secretary	CBS Corporation 51 West 52nd Street New York, NY 10019	Senior Vice President, Deputy General Counsel and Secretary CBS Corporation 51 West 52nd Street New York, NY 10019

SCHEDULE VII

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Sumner M. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

SCHEDULE VII

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

NAIRI, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

Shari E. Redstone Executive Vice President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Tilly Berman Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Secretary National Amusements, Inc. 200 Elm Street Dedham, MA 02026

SCHEDULE VIII

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

DIRECTORS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
George S. Abrams	Winer & Abrams 60 State Street Boston, MA 02109	Attorney Winer & Abrams 60 State Street Boston, MA 02109
David R. Andelman	Lourie and Cutler, P.C. 60 State Street Boston, MA 02109	Attorney Lourie and Cutler, P.C. 60 State Street Boston, MA 02109
Philippe P. Dauman	Viacom Inc. 1515 Broadway New York, NY 10036	President and Chief Executive Officer Viacom Inc. 1515 Broadway New York, NY 10036
Shari E. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Sumner M. Redstone	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

SCHEDULE VIII

(Continued)

Name, business address and present principal occupation or

employment of the directors and executive officers of

National Amusements, Inc.

EXECUTIVE OFFICERS

Name	Business Address	Present Principal Occupation or Employment and Name and Principal Address of Corporation in which Employment is Conducted
Sumner M. Redstone Chairman and Chief Executive Officer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026

Executive Chairman of the Board of CBS Corporation, Chairman and Chief Executive Officer of National Amusements, Inc. and Chairman and President of NAIRI, Inc.

National Amusements, Inc.

200 Elm Street

Dedham, MA 02026

Shari E. Redstone President	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	President of National Amusements, Inc. and Executive Vice President of NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Jerome Magner Vice President and Treasurer	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President and Treasurer of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Richard Sherman Vice President and Assistant Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Vice President of National Amusements, Inc. and NAIRI, Inc. National Amusements, Inc. 200 Elm Street Dedham, MA 02026
Tilly Berman Secretary	National Amusements, Inc. 200 Elm Street Dedham, MA 02026	Secretary National Amusements, Inc. 200 Elm Street Dedham, MA 02026